UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Chemokine Therapeutics Corp. .

(Name of Issuer)

Common Stock

(Title of Class of Securities)

    16383P 10 7

(CUSIP Number)

Chemokine Therapeutics Corp.
2386 East Mall, Suite 208
University of British Columbia
Vancouver, British Columbia V6T 1Z3
(604) 822-3347

with copy to:

Russell Frandsen, Esq.
Squire, Sanders & Dempsey L.L.P.
801 South Figueroa Street, 14th Floor
Los Angeles, California 90017
(213) 624-2500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02) CUSIP No.: 16383P 10 7

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Hassan Salari

2. Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing

(a) ☐

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 41.2%*

8. Shared Voting Power: None*

9. Sole Dispositive Power: 2.0% *

10. Shared Dispositive Power: 40.1%*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 6,300,001*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 41.2%**

14. Type of Reporting Person (See Instruction): IN

*See Items 3 and 4 below for further information.

**Includes all voting stock of the Issuer, including the Common Stock and the Series A Preferred Stock.

SEC 1746 (11-02) CUSIP No.: 16383P 10 7

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Pacific Medical Group (Non-U.S. entity; no I.R.S. no. issued)

2. Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing

(a) ☐

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0%*

8. Shared Voting Power: 0*

9. Sole Dispositive Power: 0% *

10. Shared Dispositive Power: 40.1%*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,001*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 40.1**

14. Type of Reporting Person (See Instruction): CO

*See Items 3 and 5 below for further information.

**Includes all voting stock of the Issuer, including the Common Stock and the Series A Preferred Stock.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock (the "Common Stock") of Chemokine Therapeutics Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 2386 East Mall, Suite 208, University of British Columbia, Vancouver, British Columbia V6T 1Z3.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of Pacific Medical Corp. ("PMC"), and its controlling shareholder, Dr. Hassan Salari ("Dr. Salari," together with PMC, the "Reporting Persons").

The principal business and executive offices of PMC is Barclay's House, 4th Floor, Barclay's Bank, Georgetown, Cayman Islands. PMC is a Cayman Island corporation and serves as the holding company for certain business activities of Dr. Salari and his family members.

The principal business and executive offices of Dr. Salari are located at 2386 East Mall, Suite 208, University of British Columbia, Vancouver, British Columbia V6T 1Z3. Dr. Salari is a director of PMC and also serves as the Issuer's Chairperson, President and Chief Executive Officer.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Schedule 13D relates to the holdings of PMC and Dr. Salari in the Issuer on December 17, 2004, the effective date of the Issuer's Registration Statement on Form SB-2 in connection with its initial public offering (the "Effective Date").

When the Issuer was founded in July of 1998, the Issuer issued one share of Common Stock and 6,000,000 shares of Series A Preferred Stock (the "PMC Preferred Shares") to PMC, a company in which Dr. Salari is one of the beneficiaries and has sole voting control. PMC paid the Issuer US$71,850 for the shares. In the calendar year 2000, PMC converted the PMC Preferred Shares into common shares and, as a result, PMC beneficially holds 6,000,001 shares of Common Stock as of the Effective Date.

Dr. Salari is a beneficial owner of the 6,000,001 shares of Common Stock held directly by PMC through his sole voting control over such shares. In addition, on May 7, 2004, the Issuer granted Dr. Salari options to acquire up to 750,000 shares of Common Stock, of which 300,000 option shares will vest within 60 days of the Effective Date. The options are exercisable at four percent (4%) per month commencing on the date of grant, with the remainder of such options vesting on the second anniversary of the date of grant, May 7, 2006. The options expire on June 30, 2009. Accordingly, assuming that he exercises all 300,000 option shares that will vest within 60 days of the Effective Date, Dr. Salari is the beneficial owner of an aggregate of 6,300,001 shares of Common Stock as of the Effective Date.

Item 4. Purpose of Transaction

The transaction requiring the filing of this Schedule 13D is described in Item 3 above. Neither of the Reporting Persons have any plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) PMC currently owns 6,000,001 shares of Common Stock, which represents approximately 40.1% of the outstanding shares of the Issuer's voting stock, including the Common Stock and the Series A Preferred Stock (the "Voting Stock").

Dr. Salari beneficially owns 6,000,001 shares of Common Stock, through his voting control over such shares, and has the right to acquire an additional 300,000 shares within 60 days of the Effective Date through the exercise of stock options granted to him by the Issuer. Assuming that he exercises his options to acquire all 300,000 shares, Dr. Salari beneficially owns 6,300,001 shares of Common Stock, which represents approximately 41.2% of the outstanding shares of the Voting Stock.

(b) PMC holds shared power to dispose or to direct the disposition of 6,000,001 shares of Common Stock, representing approximately 40.1% of the outstanding shares of the Voting Stock. PMC does not hold any shares of the Issuer's stock as to which it holds sole or shared power to vote or to direct the vote, or sole power to dispose or to direct the disposition.

Dr. Salari holds 6,300,001 shares of Common Stock as to which he has the sole power to vote or to direct the vote, representing 41.2% of the outstanding shares of the Voting Stock. The 6,300,001 shares includes the 6,000,000 shares he beneficially owns through his voting control over the 6,000,000 shares directly owned by PMC, and also assumes that he exercises all of his options to acquire 300,000 shares of Common Stock that will vest within 60 days of the Effective Date. Assuming that he exercises such options, Dr. Salari also holds 300,000 shares of Common Stock as to which he has sole power to dispose or to direct the disposition, which represents approximately 2.0% of the Voting Stock. Dr. Salari beneficially holds 6,000,001 shares of Common Stock as to which he has shared dispositive power with PMC, which represents approximately 40.1% of the Voting Stock.

(c) The Reporting Persons have not effected any transactions relating to the Issuer's Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer has agreed to settle US$200,000 of accrued management fees due to PMC upon the closing of the initial public offering by the issuance of such shares of Common Stock equal to such accrued management fees at the offering price per common share of CDN$1.00. These shares are not included in this Schedule 13D and the Reporting Persons will amend this Schedule 13D to include such shares if and when the shares are issued.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement, dated as of December 31, 2004, by and among the Reporting Persons.

Signature

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hassan Salari

Hassan Salari

Dated: December 30, 2004

PACIFIC MEDICAL GROUP

/s/ Reza Salari

Reza Salari, President

Dated: December 31, 2004

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)